Schiff Hardin LLP 901 K Street NW Suite 700 Washington, DC 20001 T 202.778.6400 F 202.778.6460 schiffhardin.com Ralph V. De Martino (202) 724.6848 rdemartino@schiffhardin.com

July 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Robert	Littlepage

    Claire DeLabar

    Larry Spirgel

    Matthew Derby

Re:	Good Works Acquisition Corp.

    Draft Registration Statement on Form S-4

    Submitted on June 14, 2021

    CIK No. 0001819989

Ladies and Gentlemen:

On behalf of our client, Good Works Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 30, 2021 (the “Comment Letter”) with respect to the Amendment No.1 to Registration Statement on Form S-4 filed with the Commission by the Company June 14, 2021 (the “Submission No. 3”). The Company also previously submitted a Draft Registration Statement on Form S-4 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Commission on March 19, 2021 (“Submission No. 1”) and a Registration Statement on Form S-4 filed with the Commission on May 14, 2021 (“Submission No. 2” and, together with Submission No. 1 and Submission No. 3, the “Draft Submissions”). Concurrently with the filing of this letter, the Company is hereby submitting Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) through EDGAR.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Questions and Answers About the Proposals, page 11

1.

Include an additional Q&A quantifying the total dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, such as the amount of equity held by founders and convertible securities, including warrants retained by redeeming shareholders. Your disclosure should illustrate potential dilution to non-redeeming shareholders assuming different magnitudes of redemptions (e.g. minimum, maximum and interim redemption levels).

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 13 and 14 of the Amended Registration Statement.

What equity stake will current GWACs shareholders and current Ciphers stockholder, Bitfury Top HoldCo, hold..., page 12

2.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 12 and 13 of the Amended Registration Statement in response to the Staff’s comment.

Risk Factors, page 48

3.	Please explain to us how a right of first refusal regarding the purchase of chips is a substantive right in light of the ability of Bitfury to control Cipher.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in the Amended Registration Statement, we only refer to this provision in the description of the Master Services and Supply Agreement (page 192 of the Amended Registration Statement) as a contractual right, which Cipher can use to purchase chips that Bitfury Top HoldCo makes available to the market in future. We revised the disclosure on page 192 to say that Cipher “can use” this contractual right, instead of “is expecting to benefit from” this right. In a number of key places in the Amended Registration Statement, we also highlight that there is a risk that Bitfury Top HoldCo, as Cipher’s controlling shareholder, may not honor that right and Cipher will have limited recourse against this. See “Risk Factors—Risks Related to GWAC and the Business Combination—Upon the completion of the Business Combination, Bitfury Top HoldCo will be New Cipher’s controlling shareholder and, as such, may be able to control our strategic direction and exert substantial influence over all matters submitted to our stockholders for approval, including the election of directors and amendments of our organizational documents, and an approval right over any acquisition or liquidation of New Cipher.” This may be further exacerbated by the fact that Bitfury Top HoldCo, Cipher’s contractual counterparty under the Master Services and Supply Agreement and Cipher’s controlling shareholder, is a holding company with limited assets, and Cipher may have limited recourse to collect damages in the event of Bitfury Top HoldCo’s default under the Master Services and Supply Agreement. The Company advises the Staff that a new risk factor highlighting that risk was added on page 86 of the Amended Registration Statement “Risk Factors—Risks Related to GWAC and the Business Combination—Bitfury Top HoldCo is our counterparty under the Master Services and Supply Agreement and is a holding company with limited assets.”

From an accounting perspective, we believe that the fair value of the right of first refusal is zero because even if Cipher decides to purchase any chips from Bitfury Top HoldCo under the Master Services and Supply Agreement, their price is expected to be consistent with the price at which other market participants will purchase such chips.

4.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 84 of the Amended Registration Statement to add a new risk factor “Risk Factors—Risks Related to GWAC and the Business Combination—Because Cipher is not conducting an underwritten offering of its securities, no underwriter has conducted due diligence of Cipher’s business, operations or financial condition or reviewed the disclosure in this proxy statement/prospectus.”

5.

Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 8 and 28 of the Amended Registration Statement.

We may face litigation and other risks as a result of the material weakness in our internal control over financial reporting, page 79

6.	Please update the disclosure to include the most recent restatement for the Public warrants.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 79 of the Amended Registration Statement.

The Sponsor and some of GWAC’s directors and executive officers have interests in the Business Combination..., page 81

7.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 81 and 82 of the Amended Registration Statement. The Company hereby informs the Staff that no loans have been extended by the Sponsor and its affiliates, no fees are due to the Sponsor and its affiliates other than the $7,650,000 in deferred underwriting fees payable to I-Bankers in the event that the Business Combination is consummated (which has been disclosed), and that there are no out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Cipher’s officers and directors have no such reimbursement.

Vote of The Sponsor, Directors and Officers, page 103

8.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 105 of the Amended Registration Statement to clarify that no such shareholders received consideration to waive their respective redemption rights.

Vote of The Sponsor, Directors and Officers, page 103

9.

We note that you expect transaction fees to account for 40% of your revenue, and provide 2.38 Bitcoin per block in 2025. We further note that your disclosure addresses the average transaction fees in dollars during the previous peaks in Bitcoin value and transactions. Please revise to include additional disclosure regarding the total Bitcoin per block that came from transaction fees during the peaks, and why management believes it will reach 2.38 Bitcoin per block in 2025.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 132, 187 and 188 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 209

10.

We note in the description of the Bitfury Subscription Agreement on pages 121 and 149 that Bitfury Top HoldCo agreed to subscribe for and purchase 5 million shares of New Cipher common stock for a benefit-in-kind commitment of $50 million as payment. We also note on page 187 that Standard Power shall provide the hosting capacity, housing and equipment for Miners and is responsible for proper installation and the costs of work for hosting the Miners and proper care and maintenance of the Miners, the facilities and the containers in which the Miners are installed, purchasing the containers from Bitfury Top HoldCo’s affiliate or another supplier. We also note on page F-57 that you believe the Standard Hosting Agreement is a lease. Based on this disclosure, it is unclear exactly what equipment and services will be covered under the Bitfury Subscription Agreement, since Standard Power is the purchaser of equipment and services. Please expand the disclosure to clarify what equipment and services are expected to be purchased by New Cipher that would qualify for the 25% discount pursuant to the Bitfury Subscription Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that:

•

With respect to the Bitfury Subscription Agreement, the parties have agreed to change its terms. In exchange for 5 million shares of New Cipher common stock, Bitfury Top HoldCo will make a $50 million cash payment, which will be paid at Closing in the form of cash and/or forgiveness of outstanding indebtedness owed by Cipher to Bitfury Top HoldCo (or an affiliate of Bitfury Top HoldCo), instead of a 25% benefit-in-kind discount under the Master Services and Supply Agreement. This is reflected in the amended and restated Bitfury Subscription Agreement, attached as Exhibit 10.4 to the Amended Registration Statement. The Company revised pages 1, 28, 124, 113 and elsewhere to reflect this.

•

The Master Services and Supply Agreement has been amended to: (i) remove the provision stating that Bitfury Top HoldCo will be an exclusive provider to Cipher of the services listed in the schedule attached thereto and in respect of all of New Cipher’s planned initial physical locations, (ii) remove the right of first refusal of Bitfury Top HoldCo on the provision of such services to any further U.S. locations established by Cipher and (iii) remove the provision on 25% benefit-in-kind discount under the Master Services and Supply Agreement (as discussed above).

•

The Company revised pages 192, 193 and elsewhere of the Amended Registration Statement to reflect this change and the amended and restated Form of Master Services and Supply Agreement is attached as Annex I to the Amended Registration Statement. The Company advises the Staff that, with those changes, Cipher is under no obligation to order any equipment or services under the Master Services and Supply Agreement. It is possible that no equipment or services will be provided under the Master Services and Supply Agreement, including with respect to the Standard Power Hosting Agreement. Furthermore, the Standard Power Hosting Agreement is not exclusive and, as described in “Information about Cipher—Material Agreements—Power Arrangements and Hosting Arrangements” on pages 189 and 190, it is only meant to cover the electric power infrastructure and hosting of Cipher’s Bitcoin mining equipment at the three facilities in Ohio. As outlined in “Information about Cipher—Our Planned Cryptocurrency Operations—Operational Buildout Timeline” on pages 183, 184 and elsewhere, as part of its initial buildout phase, Cipher aims to complete the first initial buildout phase of its operations across at least four cities in the United States (three in Texas and one in Ohio) by the end of 2022.

We would also advise the Staff that none of the Power Arrangements and Hosting Arrangements are considered to be agreements with related parties.

11.

We note in the description of the Bitfury Subscription Agreement on pages 121 and 149 that Bitfury Top HoldCo agreed to subscribe for and purchase 5 million shares of New Cipher common stock for a benefit-in-kind commitment of $50 million as payment. Please expand the disclosure in Note (3) on page 216 to detail the accounting treatment afforded to the Bitfury Private Placement, including how you determined that reflecting the $50 million as a Prepaid Services asset is within the scope of ASC 340-10-05 rather than analogous to guidance in ASC 505-10-50, which precludes asset classification and requires a deduction from equity instead. Please address the risk factor on page 51 that summarizes what you will do in the event Bitfury is unable to perform its obligations under the agreement and the uncertainty regarding recoverability such risks pose to you in your response.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that:

The Bitfury Subscription Agreement (attached as Exhibit 10.4 to the Amended Registration Statement) was amended and restated on July 8, 2021, to amend the consideration for 5 million shares of New Cipher common stock from a 25% benefit-in-kind discount under the Master Services and Supply Agreement to a $50 million cash payment which will be paid at Closing in the form of cash and/or forgiveness of outstanding indebtedness owed by Cipher to Bitfury Top HoldCo (or an affiliate of Bitfury Top HoldCo). The Company revised pages 1, 28, 124, 113 and elsewhere to reflect this.

Beneficial Ownership of Securities, page 240

12.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the Sponsor or any of its affiliates own any options, warrants or convertible securities.

Financial Statements, page F-1

13.

We note on page 51 that “if Bitfury Top HoldCo is unable or refuses or fails to perform its obligations under the Master Services and Supply Agreement, whether due to certain economic or market conditions, bankruptcy, insolvency, lack of liquidity, operational failure, fraud, or for any other reason, it will have a material adverse effect on our business...” We also note in the description of the Master Services and Supply Agreement on page 246 that Bitfury Top HoldCo is required to use commercially reasonable efforts to manufacture (or procure the manufacture by its suppliers and/or subcontractors) and therefore, New Cipher may or may not be able to utilize their discount in future periods. Please provide an audited balance sheet of Bitfury pursuant to Rule 3-13 of Regulation S-X to support the liquidity of Bitfury and its ability to perform under the Master Services and Supply Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 85, 97, 179, 192, 193, 250 and elsewhere in the Amended Registration Statement to clarify:

•

Cipher is a recently established, emerging technology company that plans to operate in the Bitcoin mining ecosystem in the United States and capitalize on the growing demand and expanding market for cryptocurrencies.

•

While Cipher has been established and initially resourced by the Bitfury Group, which operates in the same industry as Cipher, and while Cipher is controlled by (and, following the Business Combination, expects in the foreseeable future to continue being controlled by) Bitfury Top HoldCo, it is a new stand-alone, U.S.-based cryptocurrency mining business, specializing in Bitcoin.

•	New Cipher will not be obligated to order any equipment or services from Bitfury Top HoldCo under the Master Services and Supply Agreement or otherwise.

•

If New Cipher decides to order any equipment or services from Bitfury Top HoldCo under the Master Services and Supply Agreement, it would be subject to certain risks as the Master Services and Supply Agreement is a related party agreement and an agreement with a controlling shareholder, which has been highlighted throughout the Amended Registration Statement (for example in “Risk Factors—Risks Related to GWAC and the Business Combination—Upon the completion of the Business Combination, Bitfury Top HoldCo will be New Cipher’s controlling shareholder and, as such, may be able to control our strategic direction and exert substantial influence over all matters submitted to our stockholders for approval, including the election of directors and amendments of our organizational documents, and an approval right over any acquisition or liquidation of New Cipher” and “Risk Factors—Risks Related to GWAC and the Business Combination—Bitfury Top HoldCo is our counterparty under the Master Services and Supply Agreement and is a holding company with limited assets”).

•

The terms of the Bitfury Subscription Agreement have been changed: The Bitfury Subscription Agreement (attached as Exhibit 10.4 to the Amended Registration Statement) was amended and restated on July 8, 2021, to amend the consideration for 5 million shares of New Cipher common stock from a 25% benefit-in-kind discount under the Master Services and Supply Agreement to a $50 million cash payment which will be paid at Closing in the form of cash and/or forgiveness of outstanding indebtedness owed by Cipher to Bitfury Top HoldCo (or an affiliate of Bitfury Top HoldCo). The Company revised pages 1, 28, 124, 113 and elsewhere to reflect this.

In addition to the foregoing changes to the disclosure, the Company would respectfully ask that the Staff consider the following explanatory points:

•

In our response letter dated May 14, 2021 in connection with Submission No. 2, we addressed a similar request from the Staff to provide the financial statements for Bitfury by stating, in part, that we are very concerned that providing the financial statements for Bitfury may be misleading to investors and cause undue reliance or unfounded expectations. For the reasons set forth herein and as described previously, we remain of this view. Indeed, given the recent changes in respect to the Bitfury Subscription Agreement and the MSSA, we are even more strongly convinced of this view;

•

We believe that our strategy, our business model and our deployment plans make it clear that following closing, Cipher does not intend, nor does it expect, to rely on the financial resources of Bitfury in order to execute its deployment plans and pursue its business goals; and

•

Finally, we would ask that the Staff consider that our situation is analogous to hundreds of other start-up, pre-revenue and pre-net income businesses that have strong financial, industrial, individual or private equity sponsors, and have successfully sought registration and a public listing without being required to provide the financial statements of their controlling shareholders or sponsors, even as many of them go to great lengths to tout the benefits of and reliance on their sponsors and creators. In the rare instances when Rule 3-13 was deployed to require the financial statements of a controlling shareholder, guarantor or sponsor, we believe that the financial position of that entity was obviously critical to an investor’s understanding of the investment because the future public company itself was not financially independent and was unable to operate, or likely even exist, without the support of its sponsor. As set forth above, this is not our case and the disclosure reflects our position and our lack of reliance on Bitfury accordingly.

Given the facts above, we do not believe that the financial statements of Bitfury Top HoldCo or any other entity of the Bitfury Group are relevant to an investor’s understanding of Cipher, New Cipher or the Business Combination and may be misleading if they appear in the Amended Registration Statement.

Financial Statements - Good Works Acquisition Corp.

Note 11 - Subsequent Events, page F-47

14.

Refer to your discussion of the binding definitive framework agreement dated June 10, 2021 on pages 188 and 189. Please expand the disclosure of the joint venture to include the additional terms and details in the agreement, including your responsibilities and how the development fees and revenues will be allocated to venture partners. Please also describe your accounting policy for the joint venture.

Response: The Company respectfully acknowledges the Staff’s comment and advises the staff that the definitive framework agreement dated June 10, 2021 was entered into by Cipher and WindHQ LLC to provide for the construction, build-out, deployment and operation of the Data Centers in the United States for Cipher. The Company was not a party to this agreement or to any other power and hosting arrangements described on pages 188 through 192.

The requested disclosure was added to “Note 5—Commitments and Contingencies—Power and hosting arrangements” of Cipher’s unaudited interim financial statements as of April 30, 2021 and for the three months ended April 30, 2021 provided on pages F-59 through F-62.

15.	Please expand the disclosure of the discount of the service fees to clarify the accounting treatment to be afforded to the benefit-in-kind commitment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there is no longer a benefit-in-kind commitment to be recorded because, as mentioned above, the terms of the Bitfury Subscription Agreement have been changed: from a 25% benefit-in-kind discount under the Master Services and Supply Agreement to a $50 million cash payment which will be paid at Closing in the form of cash and/or forgiveness of outstanding indebtedness owed by Cipher to Bitfury Top HoldCo (or an affiliate of Bitfury Top HoldCo).

Financial Statements - Cipher Mining Technologies Inc., page F-49

16.

Please update the financial statements and other financial information in the filing for New Cipher to include the interim period ended March 31, 2021. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 42, 43, F-1 and elsewhere of the Amended Registration Statement to reflect Cipher’s unaudited interim financial statements as of April 30, 2021 and for the three months ended April 30, 2021.

Revenue recognition, page F-55

17.

We note your expanded disclosure for revenue recognition for digital asset mining services and mining pools. Please expand the disclosure to clarify how your performance obligations are impacted by the obligations by Standard Power on page 187 that states that Standard Power will provide hosting capacity, housing and equipment for Miners and is responsible for proper installation and the costs of work for hosting the Miners and proper care and maintenance of the Miners, facilities and the containers in which the Miners are installed, purchasing the containers, etc. Please expand MD&A on pages 199 and 200 accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 201, F-56, F-57 and elsewhere of the Amended Registration Statement.

Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Recent

Accounting Pronouncements

Fair Value of Digital Currency, page F-57

18.

We note that the consideration you will receive for revenue is non-cash consideration. Please expand your accounting policy disclosure to include your accounting policy for indefinite-lived intangible assets, including impairments, in that the fair value at the time of the impairment will result in a new cost basis that will not be adjusted upward for any subsequent increase in fair value.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 201-202, F-55 and F-57 of the Amended Registration Statement to add the following:

Cryptocurrencies

Cryptocurrencies, (including bitcoin) will be included in current assets in the balance sheets. Cryptocurrencies purchased will be recorded at cost and cryptocurrencies awarded to the Company through its mining activities will be accounted for in connection with the Company’s revenue recognition policy disclosed above.

Cryptocurrencies will be accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of cryptocurrencies by the Company will be included within investing activities in the statements of cash flows, while cryptocurrencies awarded to the Company through its mining activities will be included as a non-cash adjustment within operating activities on the statements of cash flows. The sales of cryptocurrencies will be included within investing activities in statements of cash flows and any realized gains or losses from such sales will be included in other income (expense) in the statements of operations. The Company will account for its gains or losses in accordance with the first in first out (“FIFO”) method of accounting.

Impairment of long-lived assets

Management will review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used will be measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized will be measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Recent accounting pronouncements issued but not yet adopted, page F-57

19.	Please expand the disclosure to address the specific assets included in the “electric power infrastructure” to be consistent with the description of the Standard Power agreement described on page 187.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages F-61 of the Amended Registration Statement.

Recent accounting pronouncements issued but not yet adopted, page F-57

20.

Refer to your discussion of the binding definitive framework agreement dated June 10, 2021 on pages 188 and 189. Please expand the disclosure of the joint venture to include the additional terms and details in the agreement, including your responsibilities and how the development fees and revenues will be allocated to venture partners. Please also describe your accounting policy for the joint venture.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages F-61 and F-62 of the Amended Registration Statement to expand the requested disclosure in “Note 5—Commitments and Contingencies—Power and hosting arrangements” of Cipher’s unaudited interim financial statements as of April 30, 2021 and for the three months ended April 30, 2021.

21.	Please expand the disclosure of the benefit-in-kind commitment to clarify the accounting treatment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there is no longer a benefit-in-kind commitment to be recorded because, as mentioned above, the terms of the Bitfury Subscription Agreement have been changed. The Bitfury Subscription Agreement (attached as Exhibit 10.4 to the Amended Registration Statement) was amended and restated on July 8, 2021, to amend the consideration for 5 million shares of New Cipher common stock from a 25% benefit-in-kind discount under the Master Services and Supply Agreement to a $50 million cash payment which will be paid at Closing in the form of cash and/or forgiveness of outstanding indebtedness owed by Cipher to Bitfury Top HoldCo (or an affiliate of Bitfury Top HoldCo). The Company revised pages 1, 28, 124, 113 and elsewhere to reflect this.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at 202-724-6848 or on my mobile at 202-415-8300, or via email at rdemartino@schiffhardin.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ralph V. De Martino
Ralph V. De Martino
Schiff Hardin LLP

cc:	(via email)

Fred S. Zeidman, Good Works Acquisition Corp.

Cary Grossman, Good Works Acquisition Corp.

J. David Stewart, Latham & Watkins LLP

Ryan Maierson, Latham & Watkins LLP